SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Local Bond Issuance and Placement by Ecopetrol S.A. Notice of Public Offer of COL $800,000,000,000

Ecopetrol S.A. (“Ecopetrol” or the “Company”) informs by means of a notice of public offer a local public bond issuance and placement in the aggregate principal amount of eight hundred billion pesos ($800,000,000,000).

The bonds have the following specifications, having previously been approved by Resolution 3159 of the Ministry of Finance and Public Credit on October 20, 2010.

•	Total amount: One trillion pesos ($ 1,000,000,000,000).

•	Amount of first tranche: Eight hundred billion pesos ($800,000,000,000)

•	Issue date: December 1, 2010

•	Objective: To finance the Company’s 2010 Investment Plan.

•	Bonds issued: To the order of.

•	Series: The bonds can be issued in three series, as follows:

o	Series A: Peso-denominated variable IPC rate bonds.

o	Series B: Peso-denominated variable DTF rate bonds.

o	Series C: Peso-denominated fixed rate bonds.

•	Nominal value: Fifty million pesos ($50,000,000) for each of the series A, B and C.

•	Minimum investment: One (1) bond.

•	Maturity date: The following sets forth the maturity dates of each subseries of bonds being offered:

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Series A: Peso-denominated variable IPC rate bonds
Maturity date	5 years	7 years	10 years	30 years
Subseries	A5	A7	A10	A30

•	Amortization: At maturity.

•	Yield: Each subseries has interest payable semi-annually

•	Placement Mechanism: Dutch Auction.

Bogota, December 1, 2010
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Ecopetrol is the largest company in Colombia and a vertically integrated oil company, among the 40 largest oil companies in the world and four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it maintains exploration and production operations in Brazil, Peru and the United States (Gulf of Mexico).  Ecopetrol owns the largest refinery in Colombia, the majority of the network of oil pipelines and multi-use pipelines and is increasing significantly its participation in biofuels.

This release contains forward-looking statements related to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the company and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend on changes in market conditions, regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

For more information, please contact:

Investor Relations
Alejandro Giraldo
Telephone: +571-234-5190
e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Telephone: +571-2345377
Fax: +571-2344480
e-mail: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 1, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer